Exhibit 99.4

Condensed Separate Interim Financial Information as at

March 31, 2018

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2018 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 80 million as of March 31, 2018, and the loss from this investee company amounted to NIS 11 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned opinion, we draw attention to Note 6.1, which refers to Note 1.2 to the consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and its officers, on the evaluation of the internal controls of the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 23, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Condensed Interim Information on the Financial Position

	March 31, 2018 *	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	1,376	274	1,769
Investments	1,376	551	275
Trade receivables	695	687	685
Other receivables	223	119	172
Dividend receivable from investees	103	65	-
Loans granted to investees	100	80	69
Eurocom DBS Ltd, an affiliate	25	35	43
Investment in DBS debentures	-	-	202
Total current assets	3,898	1,811	3,215

Trade and other receivables	109	181	121
Property, plant and equipment	4,951	4,912	4,933
Intangible assets	226	221	224
Investment in investees	7,313	7,046	6,958
Loans granted to investees	208	98	196
Right of use assets - see Note 1.3	298	-	-
Investment in DBS debentures	-	-	257
Non-current and other investments	176	124	141
Total non-current assets	13,281	12,582	12,830

Total assets	17,179	14,393	16,045

3

Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Condensed Interim Information on the Financial Position (cont’d)

	March 31, 2018 *	March 31, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	1,587	1,181	1,589
Loan from an investee	-	105	-
Trade and other payables	788	681	604
Current tax liabilities	38	99	148
Employee benefits	222	249	223
Current maturities of leasing liabilities - see Note 1.3	101	-	-
Liability to Eurocom DBS Ltd, an affiliate	-	6	-
Provisions (Note 4)	64	50	59
Total current liabilities	2,800	2,371	2,623

Loans and debentures	10,522	8,615	10,223
Loan from an investee	710	325	570
Employee benefits	230	222	229
Leasing liabilities – see Note 1.3	200	-	-
Derivatives and other liabilities	242	238	220
Deferred tax liabilities	50	63	36
Total non-current liabilities	11,954	9,463	11,278

Total liabilities	14,754	11,834	13,901

Capital
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	326	308	305
Deficit	(2,163)	(2,011)	(2,423)
Total equity	2,425	2,559	2,144

Total liabilities and equity	17,179	14,393	16,045

Shlomo Rodav	Stella Handler	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

* See Note 1.3 concerning early application of IFRS 16 - Leasing

Date of approval of the financial statements: May 23, 2018

The accompanying additional information is an integral part of these condensed separate interim financial information

4

Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Condensed Interim Information on Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2018 *	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues (Note 2)	1,063	1,078	4,244

Costs of activity
Salaries	228	224	891
Depreciation and amortization	204	180	728
Operating and general expenses (Note 3)	140	165	677
Other operating income, net	18	(4)	(23)
Cost of Activities	590	565	2,273

Operating profit	473	513	1,971
Financing expenses (income)
Financing expenses	127	97	439
Financing income	(6)	(5)	(36)
Financing expenses, net	121	92	403

Profit after financing expenses, net	352	421	1,568
Share in profits (losses) of investees, net	(3)	31	63
Profit before income tax	349	452	1,631
Income tax	89	102	396
Profit for the period	260	350	1,235

Condensed Interim Information on Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	260	350	1,235
Other comprehensive income (loss) items for the period, net of tax	21	6	(8)

Total comprehensive income for the period	281	356	1,227

* See Note 1.3 concerning early application of IFRS 16 - Leasing

The accompanying additional information is an integral part of these condensed separate interim financial information.

5

Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Condensed Interim Information on Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2018 *	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	260	350	1,235
Adjustments:
Depreciation and amortization	204	180	728
Share in losses (profits) of investees, net	3	(31)	(63)
Financing expenses, net	114	87	358
Capital gain, net	(1)	(5)	(65)
Income tax expenses	89	102	396

Change in trade and other receivables	(64)	15	61
Change in trade and other payables	97	33	2
Change in provisions	5	2	11
Change in employee benefits	-	(12)	(37)
Miscellaneous	1	-	6

Net cash used for operating activities due to transactions with subsidiaries	(2)	(26)	(39)

Net income tax paid	(190)	(95)	(368)
Net cash from operating activities	516	600	2,225
Cash flows from investment activities
Investment in intangible assets and other investments	(29)	(26)	(110)
Proceeds from the sale of property, plant and equipment	7	10	94
Investment in bank and other deposits	(1,170)	-	(276)
Disposal of bank and other deposits	75	-	547
Purchase of property, plant and equipment	(176)	(184)	(715)
Investment in DBS debentures	-	-	(20)
Proceeds from investment in DBS debentures	-	-	194
Miscellaneous	4	(7)	(12)
Net cash (used in) from investment activities due to transactions with investees	(41)	(106)	5
Net cash used for investing activities	(1,330)	(313)	(293)
Cash flow from finance activities
Issue of debentures and receipt of loans	320	-	2,517
Repayment of debentures and loans	-	(224)	(1,363)
Dividends paid	-	-	(1,286)
Payment to Eurocom DBS for acquisition of DBS shares and loans	-	(61)	(61)
Interest paid	(6)	(15)	(397)
Payment of principal and interest for lease	(33)	-	-
Net cash from financing activities due to transactions with subsidiaries	140	105	245
Net cash from (used in) financing activities	421	(195)	(345)

Net increase (decrease) in cash and cash equivalents	(393)	92	1,587
Cash and cash equivalents at beginning of period	1,769	182	182
Cash and cash equivalents at the end of the period	1,376	274	1,769

* See Note 1.3 concerning early application of IFRS 16 - Leasing

The accompanying additional information is an integral part of these condensed separate interim financial information.

6

Notes to the Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Additional Information to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2017.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2017 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2018 (“the Consolidated Financial Statements”).

The accounting policies used in preparing this condensed separate interim financial information is in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2017, other than that described in section 1.3 below.

1.3	First-time Application of Accounting Standards

As of January 1, 2018, the Group applies early adoption of the international financial reporting standard “Leasing” (IFRS 16) (the “Standard”).

For further information concerning the first-time adoption of IFRS 15 see Note 3.1 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed interim statement of financial position as at March 31, 2018 and on the condensed statement of income and interim statement of cash flows for the three month period then ended, assuming that the Group’s previous policy regarding leasing activities would have continued during this period.

Effect on the condensed interim statement of financial position as at March 31, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Receivables	226	(3)	223
Rights of use of leased assets	-	298	298
Trade and other payables	794	(6)	788
Current liabilities with regard to leasing agreements	-	101	101
Non-current liabilities with regard to leasing agreements	-	200	200
Capital	2,425	-	2,425

7

Notes to the Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

Effect on the interim statement of income for the three months ended March 31, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	163	(23)	140
Depreciation and amortization costs	182	22	204
Operating profit	472	1	473
Financing expenses	120	1	121
Profit after financing expenses	352	-	352
Profit before income tax	349	-	349
Income tax	89	-	89
Profit for the period	260	-	260

Effect on the interim statement of cash flows for the three months ended March 31, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	490	26	516
Net cash used for investing activities	(1,337)	7	(1,330)
Net cash from finance activities	454	(33)	421

For information concerning first time application of other accounting standards, see Notes 3.2 and 3.3 to the Consolidated Financial Statements

2.	Revenues

	For the three months ended		Year ended
	March 31		December 31
	2018	2017 *	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Internet - infrastructure	396	382	1,544
Fixed-line telephony	302	334	1,281
Transmission and data communication	247	250	975
Cloud and digital services	62	56	230
Other services	56	56	214
	1,063	1,078	4,244

*	Cloud and digital services were reclassified and presented separately to reflect the change in revenue mix. See Note 7 to the Consolidated Financial Statements.

8

Notes to the Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

3.	Operating and general expenses

	For the three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Maintenance of buildings and sites *	34	47	185
Marketing and general	40	42	188
Interconnectivity and payments to communications operators	28	31	118
Services and maintenance by sub-contractors	20	17	73
Vehicle maintenance *	7	18	69
Terminal equipment and materials	11	10	44
	140	165	677

* See Note 1.3 concerning early application of IFRS 16 - Leasing

4.	Contingent liabilities

4.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 64 million, where provisions are required to cover the exposure arising from such litigation.

At March 31, 2018:

Provision	* Amount of additional exposure for which probability of realization cannot be foreseen		* Amount of exposure for Claims that cannot yet be assessed
NIS million
64	3,222	(1)	2,218	(2)

* CPI-linked and prior to addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

(1)	Including exposure of NIS 2 billion for a motion to certify a class action filed by a shareholder against the Company and officers in the Company, claiming Company reporting failures concerning the wholesale market and decrease in interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method to be determined for calculating the damage).

(2)	Including two motions to certify class action suits, amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the court’s decision, a consolidated motion is expected to be filed, replacing these two motions. On May 2, 2018 the court approved the Attorney General’s request to stay the proceedings until August 12, 2018.

4.2	Subsequent to the reporting date, claims amounting to NIS 105 million were filed against the Company. At the date of approval of the financial statements, the chances of these claims succeeding cannot as yet be assessed. Furthermore, two claims were concluded without monetary evaluation.

4.3	See Notes 11.2 through 11.4 to the annual financial statements for 2017 with regard to additional proceedings against the Company and its officers.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements.

9

Notes to the Condensed Separate Interim Financial Information as at March 31, 2018 (unaudited)

5.	Dividends from investees

5.1	On March 5, 2018 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 58 million in May 2018.

5.2	On March 7, 2018 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 45 million in May 2018.

6.	Events in and subsequent to the Reporting Period

6.1	For further information concerning investigations by the Securities Authority and Israel Police, see Note 1.2 to the Consolidated Financial Statements.

6.2	On January 15, 2018, the Company received a loan from Pelephone of NIS 140 million. The loan bears annual interest of 3.48% and is repayable in four equal annual installments commencing from December 1, 2022.

6.3	On February 12, 2018, the Company provided a loan to Bezeq International of NIS 95 million. The loan bears annual interest of 2.61% and is repayable in three equal annual installments commencing from February 12, 2019.

6.4	For information regarding the second contingent consideration to be paid to Eurocom DBS based on the business results of DBS, see Note 4.2.1 to the Consolidated Financial Statements and fair value assessment of the amount expected to be reimbursed to it from the excess advance payments made.

6.5	For information regarding engagements for the issue of debentures and receipt of a loan, see Note 12.1 to the Consolidated Financial Statements.

6.6	For information regarding the conversion of the Company’s investment in DBS debentures (Series B) into DBS share capital in February 2018, see Note 13.4 to the Consolidated Financial Statements.

6.7	For information concerning the Company’s engagement in an agreement for the sale of a real estate property in the Sakia complex, see Note 12.3 to the Consolidated Financial Statements.

10